First Beverage Advisors, LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	53,949
Total Assets	$	53,949
Liabilities and Member's Equity		
Liabilities		
Accounts payable		23,575
Total Liabilities		23,575
Member's Equity		30,374
Total Liabilities and Member's Equity	$	53,949

See accompanying notes to the financials statements.